FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of October

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

5 October 2011

HSBC ANNOUNCES LEADERSHIP TRANSITION IN LATIN AMERICA

HSBC Holdings plc announces that Emilson Alonso, Group Managing Director and CEO of Latin America and the Caribbean, is to retire.

HSBC has appointed Antonio Losada, Group General Manager and CEO of HSBC Bank Argentina, to Group General Manager and CEO of Latin America and the Caribbean, with effect from 1 February 2012, subject to regulatory approvals.

Stuart Gulliver, HSBC Group CEO, said: "I would like to thank Emilson for his dedicated service to HSBC since joining the Group in 1999. Emilson has successfully led our Latin American business through a period of significant change and strengthened the region's connectivity with the rest of the Group.

"Latin America is a core element of the Group's strategy to become the world's leading international bank and I am delighted Antonio, a veteran HSBC executive with over 38 years of service to the Group, will succeed Emilson."

Media enquiries to:
HSBC Latin America
Lyssette Bravo	+52 55 5721 2888	lyssette.bravo@hsbc.com.mx
HSBC Group
Patrick Humphris	+44(0) 20 7992 1631	patrick.humphris@hsbc.com

Note to editors:

The HSBC Group
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 7,500 offices in over 80 countries and territories in Europe, the Asia-Pacific region, North and Latin America, the Middle East and Africa. With assets of US$2,691bn at 30 June 2011, HSBC is one of the world's largest banking and financial services organisations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                                    Date: 05 October, 2011